January 15, 2020

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549
Attn.: Christina Chalk, Esq.
Senior Special Counsel
Office of Mergers and Acquisitions

Re:	FlexShopper, Inc. Schedule TO-I filed on January 6, 2020 File No. 005-83480

Ladies and Gentlemen:

We refer to your letter dated January 13, 2020, containing your comments on the Schedule TO-I of FlexShopper, Inc. (“FlexShopper” or the “Company”) filed January 6, 2020, relating to the proposed tender offer of FlexShopper to exchange its outstanding warrants to purchase common stock for shares of its common stock.

On behalf of FlexShopper, we are submitting this letter in response to your comments. Your comments are set forth below, followed by the responses thereto.

Schedule TO-I

Item 7. Source and Amount of Funds or Other Consideration

1.	Please revise the disclosure under Item 7(a) of the Schedule TO-I to state the specific source(s) of the funds used to pay the expenses of the Offer. See Item 1007(a) of Regulation M-A.

Response: As requested by the staff, “cash on hand” is the source of funds used to pay the expenses of the Offer. This disclosure has been included under Item 7(a) of Schedule TO-I.

Exhibit (a)(1)(A) – Offer Letter

General

2.	We note your disclosure that the Shares issuable in the Offer will constitute about 20% of the Company’s outstanding common shares. Please explain in your response letter why a shareholder vote is not required to approve the issuance, pursuant to NASDAQ rules.

Response: In response to the staff’s comment, we confirm that a stockholder vote is not required under NASDAQ rules to approve the stock issuance pursuant to the Offer because the number of shares to be issued in the Offer is less than 20% of the Company’s outstanding shares of common stock. As of January 6, 2020, the Company had 17,783,960 shares of common stock outstanding. If all of the outstanding 5,714,900 Public Warrants are tendered and accepted for exchange at the 0.62 ratio, an aggregate of 3,543,238 shares will be issued in connection with the Offer. 3,543,238 divided by 17,783,960 equals 19.92%. The Offer Letter has been revised to state that “approximately 19.9%” of the Company’s shares may be issued pursuant to the Offer.

January 15, 2020

3.	We note your disclosure throughout the Offer Letter that the Company entered into Exchange Agreements with Holders of at least 50.1% of the outstanding Public Warrants, pursuant to which the Holders agreed to exchange their Public Warrants for Shares on the same terms as the Offer. In your response letter, please tell us how many holders of Public Warrants are subject to the Exchange Agreements and their relationship to the Company (if any) other than as holders of those securities. We note the disclosure that four such holders were officer and directors of the Company; to the extent that the other holders that entered into the Exchange Agreements are not affiliated with the Company, please tell us how you solicited them.

Response: In response to this comment, 12 holders of FlexShopper Public Warrants are subject to the Exchange Agreement. These holders – who include 8 directors, current or former employees and 5% stockholders, and only 4 “outside” holders of Public Warrants – were as follows:

	Name of Holder	Number of Warrant Shares	Percent of Warrant Shares	Relationship with the Company or Affiliate
Directors
1.	James Allen	50,000	0.9	Director
2.	Howard S. Dvorkin (through PITA Holdings LLC)	30,000	0.5	Chairman of the Board
3.	T. Scott King	100,000	1.7	Director
4.	Carl Pradelli (through B&C Family Partners LLC and Constance Pradelli Irrevocable Trust)	37,500	0.7	Director

Employees and Former Employees
5.	H. Russell Heiser Jr.	39,500	0.7	Chief Financial Officer
6.	Ravikumar Radhakrishnan	255,000	4.5	Former Chief Risk Officer

January 15, 2020

More than $100 Million Asset Managers
7.	Michael Bigger (through Bigger Capital Fund, LP and District 2 Capital Fund LP)	424,321	7.4	More than 5% stockholder from last proxy; institutional accredited investor
8.	J. Steven Emerson (through IRAs and Emerson Family 1993 Trust)	690,041	12.1	More than 5% stockholder; high net worth investor; frequent calls with management
9.	Perkins Capital Management, Inc.	247,000	4.3	Large microcap asset manager; quarterly calls with management
10.	Lawrence W. Lytton (Second Line Capital)	482,750	8.4	High net worth investor
11.	Edward N. Antoian (Zeke Capital)	250,000	4.4	More than $5 billion multi-family office, with frequent management calls

Other Warrant Holder
12.	Michael Zobnowski	260,000	4.5	At one point the largest warrant holder and, as a result, has had a dialogue with management; individual investor in warrants
	Total	2,866,112	50.1

FlexShopper did not “solicit” consents from the above-listed holders of Public Warrants, but had a prior relationship with each such holder as an affiliate, private investor, adviser or other fiduciary. These holders were known to FlexShopper’s directors and executive officers, and substantially all of the holders participated and have followed FlexShopper since its September 2018 public offering and are active in communicating with management at least quarterly at the time of FlexShopper’s earnings reports and research reports. FlexShopper’s normal investor relations activities also regularly keep these stockholders in contact with the Company.

FlexShopper’s management coordinated this process and each warrant holder with whom the Company discussed the exchange transaction executed the Exchange Agreement. Each of the warrant holders confirmed in the Exchange Agreement that the holder is an “accredited investor.” No broker-dealers were involved in the transaction and no commission or remuneration was paid in coordinating these consents. We believe the actions taken by FlexShopper in securing the actions taken were proper and customary.

January 15, 2020

4.	Please refer to the preceding comment. We note your disclosure throughout the Offer Letter that such Holders have “agreed to exchange” their Public Warrants for Shares pursuant to the Exchange Agreements. We further note, however, that Section 2 of the Exchange Agreement requires the Company to cause the transfer agent to deliver to the Holder the Shares pursuant to the exchange within two business days after the execution and delivery of the Exchange Agreement. Please revise your disclosures throughout the Offer Letter to indicate whether such Holders’ Public Warrants (including the 3.8% held by the Company’s directors) have actually been exchanged for Shares pursuant to the Exchange Agreements and the date of any such exchange. Please make also any conforming changes to the similar disclosures in the other exhibits to the Schedule TO-I.

Response: In response to this comment, the Offer Letter has been revised to indicate that the Holders party to the Exchange Agreement have not yet tendered their Public Warrants to the Company’s transfer agent, and the Public Warrants of such Holders will be exchanged for Shares simultaneously with the completion of the Offer, as all of the Public Warrants are held through Cede & Co. The Company’s transfer agent has indicated that, for investor allocation and other administrative reasons, it needs to take down the Public Warrants only once from DTC. The Company acknowledges that the Letter of Transmittal and the letters to brokers and their clients included disclosure similar to that indicated in the comment, but the Company respectfully requests that such documents not be revised to include the confirming changes because such information is a fact relating to the mechanics of exchange for the Holders, which is not material to other Public Warrant holders exchanging their Public Warrants, and the Letter of Transmittal and the letters to brokers and their clients have already been mailed.

5.	You state that the Offer “relates to the Public Warrants issued pursuant to the Prospectus.” However, the all-holders provisions of Rule 13e-4(f)(8)(i) require that the Offer be open to all holders of warrants of this class traded under the symbol FPAYW. Please advise in your response letter whether there are other warrants of the same class than those issued “pursuant to the Prospectus.”

Response: In response to the staff’s comment, there are no other warrants of the same class than those issued “pursuant to the Prospectus.”

6.	We note the following statement on page iv of the Offer Letter: “We are not making the Offer to, and will not accept any tendered Public Warrants from, Public Warrant holders in any jurisdiction where it would be illegal to do so.” While offer materials need not be disseminated into jurisdictions where it is impermissible to do so, please revise this statement to remove the implication that tendered Public Warrants will not be accepted from all holders, wherever located. Refer to Rule 13e-4(f)(8)(i) and Section II.G.1 of Securities Exchange Act Release No. 58597 (September 19, 2008). Alternatively, please revise the statement to limit the restriction to only U.S. states instead of all jurisdictions to conform to the regulatory text in Rule 13e-4(f)(9)(ii). Please also make any conforming changes to the similar statement in the letter attached as Exhibit (a)(1)(E) to the Schedule TO-I.

Response: As requested by the staff, the Offer Letter has been revised to clarify that the Offer is not being made in jurisdictions where it would be illegal to do so and that all validly tendered Public Warrants will be accepted from all holders, wherever such holders are located.

January 15, 2020

Summary, pages 1-3

7.	You have included a condition that will be triggered by “any general suspension of, or limitation on prices for, trading in securities in U.S. securities or financial markets.” Please revise to explain what would be considered a limitation on prices for securities in U.S. securities or financial markets. Please also make any conforming changes to condition 4(a) in the section titled “Conditions; Termination; Waivers; Extensions; Amendments” on page 14 of the Offer Letter.

Response: In response to this comment, the Offer Letter has been revised to delete the clause “or limitation on prices for.”

8.	We note the following statement: “[W]e may assert one or more of the conditions regardless of the circumstances giving rise to any such conditions.” The Offer may not be terminated at any time for any reason, such as the action or inaction by the Company, without the Offer potentially constituting an illusory offer in contravention of Section 14(e). Please revise this language to make clear that the Company may only terminate the Offer pursuant to objectively determinable offer conditions specified in Offer. Please also make any conforming changes to the similar language in the section titled “Conditions; Termination; Waivers; Extensions; Amendments” on page 14 of the Offer Letter.

Response: In response to this comment, the Offer Letter has been revised to delete the language quoted in the comment and to make clear that the Company may only terminate the Offer pursuant to objectively determinable offer conditions specified in Offer.

9.	We note the following statement: “The determination by us as to whether any condition has been satisfied shall be conclusive and binding on all parties.” Please revise this statement to include a qualifier indicating that the Holders are not foreclosed from challenging your determination in a court of competent jurisdiction. Please also make any conforming changes to the similar language in the section titled “Conditions; Termination; Waivers; Extensions; Amendments” on page 14 of the Offer Letter.

Response: In response to this comment, the Offer Letter has been revised to include the requested qualifying language.

10.	We note the following statement: “The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed a continuing right which may be asserted at any time and from time to time prior to the Expiration Date.” This statement suggests you may become aware that an Offer condition has been triggered or otherwise has become incapable of being satisfied, yet the Offer may proceed without you making a disclosure. As stated elsewhere in the Offer Letter, however, you must amend the Offer to disclose material changes. To the extent you becomes aware of any condition being “triggered” that would enable you to terminate the Offer or otherwise cancel your obligation to accept tenders, and you elect to proceed with the Offer anyway, we view that decision as being a waiver of the condition. If a material condition is waived, a material change has occurred to the Offer requiring revised disclosure and (potentially) an extension of the Offer. Please revise this disclosure to correct this inconsistency with respect to your stated understanding of your planned treatment of material changes. Please also make any conforming changes to the similar language in the section titled “Conditions; Termination; Waivers; Extensions; Amendments” on page 14 of the Offer Letter.

Response: In response to this comment, the Offer Letter has been revised to delete the quoted statement above.

January 15, 2020

Price Range of Shares and Public Warrants, pages 11-12

11.	Please refer to the table indicating the implied Public Warrant value at various hypothetical stock prices. Although the lead-in language to that table indicates that the implied Public Warrant value is calculated by multiplying the prices per Share by the exchange ratio (i.e., 0.62), it appears that the values in the “Implied Public Warrant Value” column were calculated by multiplying the values in the “Price per Share” column by 0.55. Please revise such values or advise us as to why such values are correct.

Response: As noted by the staff, the values in the “Implied Public Warrant Value” column have been corrected to apply the 0.62 exchange ratio.

Forward-Looking Statements; Risk Factors, pages 16-18

12.	Please revise to clarify that the safe-harbor protections for forward-looking statements in the Private Securities Litigation Reform Act do not apply to statements made in connection with a tender offer.

Response: In response to this comment, a sentence has been added to the Forward-Looking Statements paragraph to note that the PSLRA does not apply to a tender offer.

13.	Refer to the disclosure in the last paragraph on page 17. Expand the discussion to more fully explain the nature of the potential conflicts faced by your officers and directors as a result of the Offer.

Response: In response to this comment, the risk factor that appeared on page 17 regarding potential conflicts of interest faced by FlexShopper officers and directors as a result of the Offer has been deleted. Upon further review, the Company does not believe a conflict of interest for its officers and directors is raised by the Offer, as the relative percentage of beneficial ownership held by officers and directors is expected to be reduced as a result of the exchange of the Public Warrants for additional shares of common stock, and there is no otherwise more favorable treatment of management as holders of Public Warrants in the transaction.

Exhibit (a)(1)(B) – Letter of Transmittal

14.	We note the following statement on page 5 of the Letter of Transmittal: “[T]he undersigned hereby . . . waives any and all other rights with respect to such Public Warrants and releases and discharges the Company from any and all claims the undersigned may have now, or may have in the future, arising out of, or related to, such Public Warrants.” Please revise this statement to comply with Section 29(a) of the Securities Exchange Act of 1934.

Response: In response to the staff’s comment, the Company acknowledges that the waiver should not apply to any law, rule or regulation arising under the Exchange Act and any rule of a self-regulatory organization in connection therewith, and has revised the Offer Letter to include that clarification. However, the Company respectfully requests that the Letter of Transmittal not be revised to include the waiver exception because it is now acknowledged by the Company in the Offer Letter and the Letter of Transmittal has already been mailed.

January 15, 2020

If you have any questions or comments concerning the foregoing, please call me at (212) 451-2234 or Jason D. Cabico of this office at (212) 451-2395.

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

cc:	Mr. Richard House Jr.
Mr. H. Russell Heiser Jr.
Jason D. Cabico, Esq.